Exhibit D-3

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2024 on Form 18-K filed with the SEC on September 30, 2025, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2024, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2024.

GENERAL

In 2024, the Republic’s GDP increased by 3.3% compared to the previous year. In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. See “ — Economic Developments” for more information.

The Republic’s GDP increased by 2.5% in the first quarter of 2025 compared with the same quarter of 2024. The Republic’s GDP increased by 4.9% in the second quarter of 2025 compared with the same quarter of 2024. The Republic’s GDP increased by 3.7% in the third quarter of 2025 compared with the same quarter of 2024. See “ — Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

POLITICAL CONDITIONS

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of January 26, 2026:

Number of Seats
Justice and Development Party (AKP)	275
Republican People’s Party (CHP)	138
Peoples’ Equality and Democracy Party (DEM Party)	56
Nationalist Action Party (MHP)	47
İYİ Party	30
New Path Party (YYP)	20
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Felicity Party (SP)	1
Democratic Party (DP)	1
Democratic Left Party (DSP)	1
Independent	8

Total	592

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

On November 4, 2025, the European Commission published the 2025 EC Report on Türkiye. The 2025 EC Report repeated criticisms of Türkiye from previous years’ reports on issues such as democracy, fundamental rights, and the judiciary. The 2025 EC Report stated that Türkiye remained a key partner for the European Union and a candidate country. The 2025 EC Report confirmed that Türkiye is aligned with the EU acquis standards in the areas of quality infrastructure consisting of standards, technical regulations, conformity assessment, accreditation, metrology and market surveillance. With respect to foreign policy, the 2025 EC Report indicated that Türkiye continued to implement an active and multi-layered foreign policy. The 2025 EC Report stated that Türkiye continued to develop relationships and strategic partnerships with countries worldwide, while also enhancing its regional geopolitical role and normalization efforts and seeking to consolidate its stance as a mediator and provider of humanitarian aid. The 2025 EC Report stated that the positive climate and re-engagement between Türkiye and Greece continued. On the economic side, Türkiye remained the EU’s fifth largest trading partner in 2024, with trade reaching a record high of over €210 billion. The 2025 EC Report made reference to the progress made in taking measures to support the monetary policy transmission mechanism and presenting a more realistic macroeconomic framework and also emphasized the well advanced stage of Türkiye’s establishment of a functioning market economy as well as a good level of preparation in its capacity to cope with competitive pressures and market forces within the EU.

Palestine & Israel

On January 16, 2026, US President Donald Trump, as the founding chair of the Board of Peace for Gaza, invited Turkish President Recep Tayyip Erdogan to join the board.

On January 22, 2026, Turkish Foreign Minister Hakan Fidan attended the signing ceremony of the Board of Peace Charter for Gaza in Davos, Switzerland on behalf of President Erdogan. Minister Fidan said that the Gaza Board of Peace offers a historic opportunity to establish lasting peace in the region.

Iraq & Syria

In January 2026, the Syrian Army and the Syrian Democratic Forces (SDF) reached a ceasefire following violence in northeastern Syria, aimed at halting hostilities and facilitating discussions on security arrangements, territorial control, and detainee transfers. While the ceasefire has been extended, it remains fragile, with reports of violations by both sides.

On January 19, 2026, Turkish President Recep Tayyip Erdogan stressed that the requirements of a new ceasefire and full integration agreements in Syria must be fulfilled and miscalculations avoided. President Erdogan reported that he told Syrian President Ahmad al-Sharaa that Ankara will continue to stand by Damascus in the fight against terrorism.

On January 21, 2026, Turkish President Recep Tayyip Erdogan said that full integration in Syria would usher in a new era, adding that the benefits of stability would be felt most by Syrian Kurds. President Erdogan reiterated that Türkiye have no interest in the territory of any country and do not interfere in the internal affairs of any nation, but Türkiye will not allow the country’s interests to be compromised. President Erdogan said that after January attacks on security forces, the Syrian Army launched legitimate operations in Aleppo and across both sides of the Euphrates, clearing the areas of illegal armed elements.

Iran

On January 15, 2026, Turkish Foreign Minister Hakan Fidan stated that Türkiye is opposed to any military intervention against Iran, while urging Tehran to resolve its own internal problems by itself.

On January 19, 2026, Turkish President Recep Tayyip Erdogan warned against attempts to destabilize societies through street violence, adding that Türkiye will continue to oppose any initiative that risks dragging its region into further uncertainty.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of January 15, 2026, Türkiye had granted temporary protection to 2,339,543 Syrians.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 27,091 billion in 2023. In the first quarter of 2024, nominal GDP was TL 9,076 billion. In the second quarter of 2024, nominal GDP was TL 10,142 billion. In the third quarter of 2024, nominal GDP was TL 12,308 billion. In the fourth quarter of 2024, Türkiye’s nominal GDP was TL 13,061 billion. Nominal GDP was approximately TL 44,587 billion in 2024. In the first quarter of 2025, nominal GDP was TL 12,538 billion. In the second quarter of 2025, nominal GDP was TL 14,606 billion. In the third quarter of 2025, nominal GDP was TL 17,425 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of May 30, 2025) for the periods indicated:

GDP by Type of Economic Activity* (in %)		2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1	2025 Q2	2025 Q3
1.	A- Agriculture, forestry and fishing	2.5	4.3	10.2	5.2	2.4	3.8	8.8
2.	BCDE- Industry	21.5	19.8	18.7	19.3	18.7	18.5	17.4
3.	F- Construction	5.9	6.4	5.8	5.4	5.9	6.5	6.0
4.	GHI- Services	24.5	25.2	24.3	25.5	23.4	25.3	23.8
5.	J- Information and communication	2.3	2.5	2.3	2.9	2.4	2.6	2.5
6.	K- Financial and insurance activities	4.2	3.6	3.0	2.8	4.0	3.9	3.7
7.	L- Real estate activities	7.2	8.0	7.6	7.7	10.0	9.5	9.4
8.	MN- Professional, administrative and support service activities	5.3	5.4	4.7	6.1	5.4	5.5	4.8
9.	OPQ- Public administration, education, human health and social work activities	13.0	11.7	11.1	10.9	13.6	11.4	11.1
10.	RST- Other service activities	3.0	1.9	1.6	2.5	2.9	1.8	1.6
11.	Sectoral total	89.3	88.8	89.3	88.2	89.0	88.8	89.1
12.	Taxes-Subsidies	10.7	11.2	10.7	11.8	11.0	11.2	10.9
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

In January 2026, the Republic’s monthly CPI increased by 4.84% and domestic PPI increased by 2.67% compared to the previous month. In January 2026, the Republic’s annual CPI and domestic PPI increased by 30.65% and 20.17%, respectively, as compared to the same month of the previous year.

On January 14, 2026, the Government offered an interest rate of 36.87% for its 637-day TL denominated fixed coupon Government Bond, compared to 40.06% for its 574-day TL denominated fixed coupon Government Bond on January 15, 2025.

On January 7, 2026, the Government offered an interest rate of 32.81% for its 1729-day TL denominated fixed coupon bond issuance compared to 32.42% for its 1701-day TL denominated fixed coupon Government Bond on January 15, 2025.

The industrial production index increased by 2.4% in November 2025 compared to the same month of the previous year.

In November 2025, the seasonally adjusted unemployment rate increased by 0.1 percentage points to 8.6% as compared to the previous month. In November 2025, the seasonally adjusted employment rate increased by 0.1 percentage points to 49.2% and the number of employed people increased by 75,000 to 32,737 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2025	Unemployment Rate (%)	Unemployment (thousands)
January	8.5	3,004
February	8.2	2,896
March	8.0	2,853
April	8.6	3,056
May	8.4	2,996
June	8.6	3,048
July	8.2	2,887
August	8.6	3,059
September	8.6	3,070
October	8.5	3,044
November	8.6	3,098

Source: TURKSTAT

On September 8, 2025 the Medium-Term Program (MTP) for the period covering 2026-2028 was announced. The MTP outlines key economic targets for the upcoming years. According to the MTP, the Turkish government aims to increase GDP growth to 3.3% in 2025, 3.8% in 2026, 4.3% in 2027, and 5% in 2028. Inflation is expected to be 28.5% by the end of 2025, 16% in 2026, 9% in 2027, and 8% in 2028. On the other hand, the budget deficit is projected to be 3.5% of GDP in 2026 and 2.8% at the end of the program period. The unemployment rate is projected to be 8.5% at the end of this year, with a target of 8.4% for 2026, 8.2% for 2027, and 7.8% for 2028.

TOURISM

In 2024, the number of foreign visitors visiting the Republic increased by 6.95% to 52,629,283 people compared to the previous year. In November 2025, the number of foreign visitors visiting the Republic increased by 2.61% to 2,804,911 people compared to the same month in 2024. In the fourth quarter of 2024, tourism revenues increased by 14.5% compared to the same period of 2023 and reached U.S.$13,788,036,000. In 2024, tourism income increased by 8.3% and reached U.S.$61,103,419,000 compared to the previous year. In the third quarter of 2025, tourism income increased by 3.9% compared to the same period of 2024 and reached U.S.$ 24,257,815,000.

EMPLOYMENT AND WAGES

In 2024, the total civilian employment was 32.620 million and the labor force participation rate was at 54.2%, which represented a 0.9 percentage point increase compared to the previous year. In the third quarter of 2025, the seasonally adjusted total civilian employment was 32.558 million and the seasonally adjusted labor force participation rate was at 53.5% with 0.1 percentage point decrease compared to the previous quarter. In November 2025, the seasonally adjusted total civilian employment was 32.737 million and the seasonally adjusted labor force participation rate was at 53.8% with 0.1 percentage point increase compared to the previous month.

On December 23, 2025, Turkish Labor and Social Security Minister Vedat Işıkhan announced that the minimum wage in the Republic for 2026 will be increased by 27% to TL 28,075 from TL 22,104, and that government support for the minimum wage will be increased from TL 1,000 to TL 1,270.

As of November 2025, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 593.660 billion.

As of November 2025, 76.54 % of the Unemployment Insurance Fund was invested in bonds, 23.46% of the assets were held in deposits.

As of December 2025, there were 394 pension funds offered to the public. As of December 30, 2025, the total net asset value of these funds increased to approximately TL 2.151 billion from approximately TL 1.240 billion in December 2024.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In November 2025, the trade balance posted a deficit of U.S.$7.982 billion, with a 6.3% increase compared with November 2024. In November 2025, total goods imported (c.i.f.), including gold imports increased by 2.6% over the same in November 2024, reaching U.S.$30.518 billion. In November 2025, the import of capital goods, which are used in the production of physical capital, increased by 13.0% over the same period in 2024; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 1.5% over the same period in 2024; and the import of consumption goods decreased by 3.7% over the same period in 2024. In November 2025, total goods exported (f.o.b.), increased by 1.3% to U.S.$22.536 billion, as compared to approximately U.S.$22.237 billion during the same period of 2024. As of November 2025, 12 months rolling total exports (f.o.b.) were approximately U.S$270.4 billion. Total exports (f.o.b.) and imports (c.i.f.) for 2024 amounted to U.S.$261.8 billion and U.S.$344.0 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$342 million in November 2025. The following table summarizes the balance of payments of Türkiye for the period indicated:

November 2025*
in millions of U.S. Dollars
CURRENT ACCOUNT	-3,996
Trade Balance	-6,385
Goods Exports	22,178
Goods Imports	28,563
Services	3,926
Primary Income	-1,557
Secondary Income	20
CAPITAL ACCOUNT	10
FINANCIAL ACCOUNT	-1,149
Direct Investment: Net acquisition of financial assets	647
Direct Investment: Net incurrence of liabilities	990
Portfolio Investment: Net acquisition of financial assets	1,796
Portfolio Investment: Net incurrence of liabilities	772
Other Investment: Net acquisition of financial assets	-877
Other Investment: Net incurrence of liabilities	953
RESERVE ASSETS	-4,766
NET ERRORS AND OMISSIONS	-1,929

*	Analytic Presentation

In November 2025, the volume of crude oil imports decreased by 6.92% compared to November 2024. In November 2025, natural gas imports decreased by 13.23% to 5,038.23 million cubic meters compared to 5,806.26 million cubic meters in November 2024. In November 2025, liquefied petroleum gas imports decreased by 14.16% to 288,528.19 tons compared to 336,118.17 tons in November 2024.

As of December 2025, total gross international reserves were U.S.$184,021 million (compared to U.S.$155,232 million as of December 2024). As of December 2025, gold reserves were U.S.$112,385 million (compared to U.S.$64,359 million as of December 2024) and the Central Bank gross foreign exchange reserves were U.S.$63,915 million as of December 2025 (compared to U.S.$83,523 million as of December 2024).

As of December 2025, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$63,432 million (compared to approximately U.S.$47,864 million as of December 2024). As of December 2025, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$42,348 million (compared to approximately U.S.$41,365 million as of December 2024).

As of January 22, 2026, the Central Bank held approximately TL 248.60 billion in public sector deposits.

MONETARY POLICY

On November 7, 2025, the CBRT released the fourth Inflation Report of 2025. In this report, the Central Bank stated that the interim inflation targets for 2025, 2026, and 2027 were kept unchanged at 24%, 16%, and 9%, respectively.

On January 23, 2026, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 43.2036 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2024**
Turkish Lira per U.S. Dollar	35.28
Turkish Lira per euro	36.74
Turkish Lira per 100 Japanese Yen	22.49
Turkish Lira per Currency Basket*	36.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2024.

Source: Central Bank

In the most recent Central Bank Monetary Policy Committee (the “Committee”) meeting on January 22, 2026, the Committee decided to reduce the policy rate (the one-week repo auction rate) from 38% to 37%. The Committee also lowered the Central Bank overnight lending rate from 41% to 40% and the overnight borrowing rate from 36.5% to 35.5%. The Committee stated that the tight monetary policy stance, which will be maintained until price stability is achieved, strengthen the disinflation process through demand, exchange rate, and expectation channels. The Committee will determine the policy rate by taking into account realized and expected inflation and its underlying trend in a way to ensure the tightness required by the projected disinflation path in line with the interim targets, with the step size to be reviewed prudently on a meeting-by-meeting basis with a focus on the inflation outlook. Monetary policy stance will be tightened in case of a significant deviation in inflation outlook from the interim targets. The Committee added that in case of unanticipated developments in credit and deposit markets, monetary transmission mechanism would be supported via additional macroprudential measures, and that liquidity conditions would continue to be closely monitored and liquidity management tools would continue to be used effectively. The next meeting of the Committee is scheduled for March 12, 2026.

As of January 16, 2026, the Central Bank’s international reserve level was approximately U.S.$205.2 billion. The Republic considers both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, and export rediscount credit foreign exchange repayments.

BANKING SYSTEM

As of November 2025, the banking system in the Republic had a capital adequacy ratio of 19.20% and a relatively low non-performing loan ratio of 2.43%.

As of November 2025, the loan to deposit ratio and return on average assets of the banking sector were 88.19% and 2.65%, respectively.

PUBLIC FINANCE AND BUDGET

From January to December 2025, the Central Government consolidated budget expenditures were approximately TL 14,634.61 billion (compared to approximately TL 10,780.61 billion in the same period in 2024), the Central Government consolidated budget revenues were approximately TL 12,835.48 billion (compared to approximately TL 8,672.83 billion in 2024), the Central Government consolidated budget deficit was approximately TL 1,799.13 billion (compared to a deficit of approximately TL 2,107.78 billion in 2024), and the Central Government consolidated budget primary surplus was approximately TL 255.25 billion (compared to a deficit of approximately TL 837.33 billion in 2024).

In December 2025, the Central Government consolidated budget expenditures were approximately TL 1,792.03 billion (compared to approximately TL 1,710.39 billion during the same month of 2024), the Central Government consolidated budget revenues were approximately TL 1,263.89 billion (compared to approximately TL 879.55 billion during the same month of 2024), the Central Government consolidated budget deficit was approximately TL 528.14 billion (compared to a deficit of approximately TL 830.85 billion during the same month of 2024), and the Central Government consolidated budget primary deficit was approximately TL 411.47 billion (compared to a deficit of approximately TL 755.59 billion during the same month of 2024).

On December 31, 2025, the 2026 Central Government Budget Law was published in the Official Gazette No. 33124. According to the 2026 Central Government Budget Law, the general budget expenditures and revenues for 2026 are forecasted to be TL 18,801,514,833,000 and TL 16,082,032,487,000 respectively.

The following table sets forth the details of the Central Government budget for the periods indicated:

	2022	2023	2024 (January- December Cumulative)	2025 (December)
Budget Expenditures	2,942,748	6,588,016	10,780,614	1,792,033
1-Excluding Interest	2,631,845	5,913,401	9,510,159	1,675,361
Compensation of Employees	615,296	1,324,584	2,666,027	235,553
Social Security Contributions	96,864	185,783	332,217	37,653
Purchase of Goods and Services	257,660	453,895	747,046	204,579
Current Transfers	1,126,363	2,373,847	3,863,915	628,786
Capital Expenditures	276,896	544,011	944,083	334,214
Capital Transfers	48,822	858,256	640,357	146,033
Lending	209,944	173,025	316,513	88,543
2-Interest	310,903	674,615	1,270,455	116,672
Budget Revenues	2,800,088	5,207,566	8,672,832	1,263,894
1-General Budget Revenues	2,738,809	5,097,258	8,443,014	1,231,683
Taxes	2,353,438	4,501,109	7,305,279	1,047,466
Property Income	104,705	133,137	135,666	15,257
Grants and Aids and Special Revenues	28,000	24,987	165,866	13,389
Interest, Shares and Fines	237,727	413,162	792,085	152,127
Capital Revenues	12,357	17,507	32,390	2,575
Collections from Loans	2,583	7,356	11,727	868
2-Special Budget Institutions	48,430	85,135	185,839	26,700
3-Regularity & Supervisory Institutions	12,849	25,174	43,979	5,511
Budget Balance	-142,660	-1,380,450	-2,107,782	-528,139
Balance Excluding Interest	168,243	-705,835	-837,327	-411,468

Source: Ministry of Treasury and Finance

According to the Medium Term Program covering the period 2025-2027, primary surplus/GDP projections are 0% for 2025, 0.3% for 2026 and 0.6% for 2027.

PRIVATIZATION

As of January 26, 2026, the privatization implementations of Türkiye amounted to approximately U.S.$1.92 billion in 2025 and approximately U.S.$0.98 billion in 2026.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$73.53 billion as of January 23, 2026.

DEBT

As of December 2025, the average maturity of the Republic’s domestic cash borrowing was 33 months, as compared to 47.9 months as of December 2024. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 38.80% as of December 2025, compared to 38.61% as of December 2024.

The total gross outstanding external debt of the Republic was approximately U.S.$564,897 million (at then- current exchange rates) at the end of the third quarter of 2025. The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2024 Q2	2024 Q3	2024 Q4	2025 Q1	2025 Q2	2025 Q3
GROSS EXTERNAL DEBT	505,336	518,271	517,175	523,393	549,417	564,897
SHORT-TERM	178,613	177,599	180,093	174,713	173,071	167,742
Public Sector	38,631	41,486	42,208	42,969	40,353	38,398
Central Bank	44,691	38,367	34,701	30,096	29,335	27,752
Private Sector	95,291	97,746	103,184	101,648	103,383	101,592
LONG-TERM	326,723	340.672	337,082	348,680	376,346	397,155
Public Sector	172,785	180.380	176,424	177,238	187,691	197,300
Central Bank	0	0	0	0	0	0
Private Sector	153,938	160.292	160,657	171,442	188,655	199,855

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 24.5% in the third quarter of 2025. The Republic also maintains a large cash balance to cover its financing needs. As of January 26, 2026, the Republic’s cash account with CBRT was approximately TL 728,8 billion.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2020	2021	2022	2023	2024		2025
Nominal GDP (in billions of TL)	5,142	7,434	15,326	27,091	44,587		17,425	**
Real GDP Growth (%)	1.8	11.8	5.4	5.0	3.3		3.7	**
Unemployment (%)	13.1	12.0	10.4	9.4	8.7		7.7	****
Consumer Price Index (%)	14.60	36.08	64.27	64.77	44.38		30.65	***
Domestic Producer Price Index (%)	25.15	79.89	97.72	44.22	28.52		27.17	***
Current Account Balance (in millions of U.S.$)	-30,980	-6,221	-46,283	-41,469	-10,457		-3,996	****
Central Government External Debt Stock (in millions of U.S.$)	102,317	109,732	113,715	119,607	121,785		128,169	***
Public Sector Borrowing Requirement/GDP (%)	3.93	2.54	2.38	5.62	5.8	*	3.5	†

*	2026-2028 Medium Term Program.
**	As of Q3.
***	As of January 2026.
****	As of December 2025. Unemployment data for December 2025 is seasonally adjusted.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From January 7, 2026 to February 2, 2026, the İstanbul Stock Exchange National 100 Index increased by 13.2%.